Exhibit 10(j)

EMPLOYMENT AGREEMENT

          THIS EMPLOYMENT AGREEMENT is made as of January 3, 2003 among DPL INC., an Ohio corporation (“DPL”), The Dayton Power and Light Company, an Ohio corporation (“DP&L”; and, collectively with DPL, the “Company”) and James Mahoney (“Mr. Mahoney”) under the following circumstances:

A.	DPL is a holding company headquartered in Dayton, Ohio, having as its principal subsidiary DP&L.

B.

The Company desires to employ Mr. Mahoney as President of the Company’s “DPL Energy” business unit, and Mr. Mahoney desires to accept such employment with the Company, subject to the terms and conditions set forth herein.

NOW, THEREFORE, the parties agree as follows:

          Section 1.  Employment and Duties.  The Company hereby employs Mr. Mahoney as President of the Company’s “DPL Energy” business unit (“DPL Energy”) and Mr. Mahoney hereby accepts such employment.  In such capacity, Mr. Mahoney shall report directly to the Chief Executive Officer of the Company and shall have primary responsibility for the conduct of DPL Energy’s business activities including the management, marketing, sale and/or other disposition or transfer of the Company’s generation output at wholesale and retail.  Mr. Mahoney shall also perform such other and further duties as may be assigned to him from time to time by the Chief Executive Officer or the Board of Directors of DPL.  During the Term, Mr. Mahoney shall devote his entire business time and attention to the performance of his duties hereunder and shall use his best efforts to perform his duties hereunder faithfully and efficiently.

          Section 2.  Term.  The term of this Agreement (the “Term”) shall commence on January 3, 2003 and shall continue thereafter until terminated in accordance with Section 7.

          Section 3.  Compensation.  As compensation for his services hereunder, Mr. Mahoney shall receive the following:

(a)     Base Salary.  Mr. Mahoney shall receive a base salary at the annual rate of $425,000 or such greater amount as the Compensation and Management Review Committee of the Board of Directors of DPL may determine from time to time in its sole discretion (the “Base Salary”), to be paid in installments in accordance with  the Company’s customary payroll practices.

(b)     Participation in MICP.  For each calendar year during the Term (commencing with calendar year 2003), Mr. Mahoney shall have the opportunity to receive an annual bonus under the Company’s Management Incentive

Compensation Plan (“MICP”). For calendar year 2003, Mr. Mahoney will have the opportunity to earn $200,000 at 100% of the target performance in accordance with the terms of the MICP.

(c)     Participation in LTIP.  For each calendar year during the Term (commencing with calendar year 2003), Mr. Mahoney shall have the opportunity to participate in the Company’s Long Term Incentive Plan (“LTIP”).  For calendar year 2003, Mr. Mahoney will have the opportunity to earn $400,000 at 100% of target performance in accordance with the terms of the LTIP.

(d)     Vesting.  Any award earned by Mr. Mahoney under the LTIP will vest in  three equal annual installments of one-third each on December 31st of each year if Mr. Mahoney is in the employ of the Company on such date, commencing with the year to which the award relates.  For example, one-third of the 2003 award under the LTIP, to the extent earned, will vest on December 31, 2003 if Mr. Mahoney is in the employ of the Company on such date; and one-third will similarly vest on December 31st of each year thereafter if Mr. Mahoney is in the employ of the Company.

(e)     Stock Options.  On the terms provided in the Management Stock Option Agreement attached hereto as Exhibit A, which Mr. Mahoney and the Company shall execute immediately after the execution of this Agreement, the Company shall grant to Mr. Mahoney options to purchase up to 100,000 common shares of DPL.  Additional options, if any, may be granted to Mr. Mahoney in the Company’s sole discretion.

(f)     DPL’s Executive Stock Ownership Plan.  Mr. Mahoney will be required to comply with the provisions of DPL’s Executive Stock Ownership Guidelines which require that Mr. Mahoney achieve a specified minimum threshold of DPL share ownership within a specified time period and thereafter maintain DPL share ownership at the requisite minimum level.  The minimum threshold of share ownership applicable to Mr. Mahoney as President of DPL Energy will be equal to three (3) times the Base Salary.

(g)     Relocation Expenses.  The Company will reimburse Mr. Mahoney for costs and expenses reasonably  incurred by him in relocating to the greater Dayton, Ohio area as provided in Exhibit B attached hereto in an amount not to exceed $15,000.  In addition, the Company will reimburse Mr. Mahoney for up to three (3) months rental for temporary housing in the greater Dayton, Ohio area, not to exceed $5,000 in the aggregate.  Mr. Mahoney shall provide the Company with a detailed statement showing a breakdown of such expenses subject to reimbursement.  In addition, the Company will pay to Mr. Mahoney the amount of $25,000 for the purpose of compensating Mr. Mahoney for miscellaneous costs of relocation not otherwise provided for in this Section 3(g).

(h)     Fringe Benefits.  During the Term, Mr. Mahoney shall be entitled to receive such fringe benefits (including, medical, life and disability insurance benefits and qualified retirement benefits) as are generally made available to other executive level employees of the Company in accordance with the plans, practices, programs and policies of the Company in effect from time to time, including participation in the Company’s Key Employees Deferred Compensation Plan.

          Section 4.  Vacations.  During the Term, Mr. Mahoney shall be entitled to paid vacation time of four weeks annually.

          Section 5.  Expenses.  The Company shall reimburse Mr. Mahoney for all reasonable out-of-pocket expenses properly incurred by him in connection with the performance of his duties hereunder in accordance with the policies established from time to time by the Company.

          Section 6.  Withholdings.  The Company may withhold from any amounts payable to Mr. Mahoney hereunder such federal, state or local taxes or other amounts as the Company shall be required to withhold pursuant to applicable law.

          Section 7.  Termination.  (a)  This Agreement and Mr. Mahoney’s employment with the Company may be terminated at any time, with or without cause, by either the Company or Mr. Mahoney upon 30 days’ prior written notice; provided this Agreement and Mr. Mahoney’s employment with the Company may be terminated by the Company for Cause without prior notice.

          (b)     In addition, this Agreement and Mr. Mahoney’s employment with the Company shall automatically terminate upon Mr. Mahoney’s death or Disability.

          (c)     Upon the termination of this Agreement for any reason, this Agreement shall forthwith be of no further force and effect (except that the provisions of Sections 8 and 9 shall continue in full force and effect) and there shall be no further liability on the part of either party, other than based upon (i) its obligations under this Agreement arising prior to such termination or (ii) the obligations of such party contained in Sections 8 or 9 or under the agreements attached hereto as Exhibits A and C.

          Section 8.  Severance Benefits.  (a)  Immediately upon the execution of this Agreement, the parties shall execute the letter agreement attached hereto as Exhibit C providing for the payment of severance benefits to Mr. Mahoney in certain circumstances as described therein.

          (b)     If either (i) the Company terminates Mr. Mahoney’s employment with the Company without Cause, or (ii) Mr. Mahoney is not offered the position of President and Chief Executive Officer of DPL on or prior to December 31, 2004, and thereafter this Agreement is terminated by Mr. Mahoney with or without cause, and (iii) in either case, a Change of Control (as defined in the agreement attached hereto as Exhibit C) has not occurred or is not pending and as a result of termination of his employment hereunder, Mr. Mahoney will not be entitled to severance payments under the agreement attached hereto as Exhibit C, then the Company shall pay to Mr. Mahoney the sum equal to the Base Salary then in effect.  This, plus the payments and benefits specified in Section 3.b. of the agreement attached hereto as Exhibit A and Section 1.A of the agreement attached hereto as Exhibit C, shall be the Company’s entire obligation to Mr. Mahoney in such event, and Mr. Mahoney will execute a full and unconditional release of any claims which he may have against the Company as a condition to receiving such payment.

          Section 9.  Non-Competition and Confidentiality.  In consideration of the Company’s entering into this Agreement and as an inducement for it to do so, Mr. Mahoney agrees that for a period of two years after termination of his employment for any reason, he will not, without the Company’s prior written consent, directly or indirectly, (i) solicit for employment with himself or any firm or entity with which he is associated, any employee of the Company or otherwise disrupt, impair, damage or interfere with the Company’s relationship with its employees; (ii) solicit for his own behalf or on behalf of any other person(s), any customer of the Company that has purchased goods from the Company at any time in the twelve (12) months preceding his date of termination or that the Company is actively soliciting or has known plans to solicit, for the purpose of marketing or distributing any product, pricing or service competitive with any product, pricing or service then offered by the Company or which the Company has known plans to solicit, (iii) further develop, on behalf of any person in competition with the Company, any product or pricing which the Company is in the process of developing on the date of termination of Mr. Mahoney’s employment, or (iv) serve, directly or indirectly, as an agent, employee, officer, director, manager, consultant, contractor, representative or in any other capacity of any Prohibited Company (as hereinafter defined) or any Affiliate thereof.

          At all times, Mr. Mahoney (i) will keep all confidential, nonpublic and/or proprietary information (including, for example, trade secrets, financial information, customer information and business and strategic plans) of the Company (regardless of when he became aware of such information) in strict confidence and (ii) will not, directly or indirectly, use or disclose to any person in any manner any of such information, except to the extent directly related to and required by his performance of the duties assigned to him by the Company.  Mr. Mahoney will take all appropriate steps to safeguard such information and to protect it against unauthorized disclosure, misuse, loss or theft.  Upon termination of his employment, he will promptly return to the Company, without retaining any copies, all written or computer readable material containing any of such information, as well as all other property and records of the Company, in his possession or control.

          Section 10.  Certain Definitions.  For purposes of this Agreement, the following terms have the following meanings:

          ”Affiliate” means, with respect to any Prohibited Company, any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Prohibited Company.  A Person shall be deemed to control a Prohibited Company if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Prohibited Company, whether through the ownership of voting securities or other ownership interests, contract or otherwise.

          ”Cause” shall have the meaning specified in Section 3.B of the agreement attached hereto as Exhibit C.

          ”Disability” shall have the meaning specified in Section 3.B of the agreement attached hereto as Exhibit C.

          ”Person” means any individual, corporation, association, partnership, firm, limited liability company, trust or other entity or enterprise.

          ”Prohibited Company” means each of Firstenergy Corp., Cinergy Corp., and American Electric Power Company, Inc.

          Section 11.  Parties in Interest.  This Agreement is for the sole benefit of the parties and shall not create any rights to any person not a party.  This Agreement is personal and may not be assigned by any party without the prior written consent of the other party.  Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and assigns of the parties, but on assignment shall, of itself, relieve any party of its obligations hereunder.

          Section 12.  Entire Agreement.  This Agreement, including the agreements attached hereto as Exhibits A, B and C, sets forth the entire agreement and understandings of the parties in respect to the subject matter hereof and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

          Section 13.  Interpretation.  The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Words used in this Agreement in the singular number shall include the plural, and vice versa, unless the context requires otherwise.  Words of gender used in this Agreement may be read as masculine, feminine or neuter as the context may require.  The terms “this Agreement”, “hereto” “herein”, “hereby”, “hereof” and similar expressions refer to this Agreement in its entirety and not to any particular provision or portion of this Agreement.  When a reference is made to Sections, such reference shall be to a Section of this Agreement, unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation”.

          Section 14.  Law Governing.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio without regard to its conflicts of laws rules.

          Section 15.  Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

          Section 16.  Amendment.  Any amendment to this Agreement or any waiver of rights or any consent hereunder shall not be operative unless it is in writing and signed by the party sought to be charged.

          Section 17.  Equitable Relief.  Mr. Mahoney acknowledges that the Company may be irreparably injured by any breach of Section 9.  Accordingly, the Company shall be entitled to specific performance and other injunctive relief as remedies for any breach (or threatened breach) of Section 9, in addition to all other remedies available at law or in equity.

          Section 18.  Severability.  If any provision of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to another party or circumstance shall not be affected thereby and such provision shall be enforced to the greatest extent permitted by applicable law.

          Section 19.  Waiver.  The failure or delay on the part of any party to insist upon strict performance of any of the terms or conditions of this Agreement will not constitute a waiver of any of its rights hereunder.  No right or remedy herein conferred upon or reserved to any party is intended to be exclusive of any other right or remedy and all such rights and remedies shall be cumulative.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DPL INC.

By:	/s/ STEPHEN F. KOZIAR

Its:	/s/ CHIEF EXECUTIVE OFFICER

/s/ JAMES MAHONEY

James Mahoney

EXHIBIT A

STOCK OPTION PLAN

          Not filed pursuant to Instruction 1 to Item 601(b)(10) of Regulation S-K

EXHIBIT B

RELOCATION BENEFITS

A.	Sale of Existing Home

The employee is responsible for listing present home with a licensed real estate agent for at least 90 days.  This must be done regardless of any personal attempts to sell the home.  The Company will reimburse the employee for the real estate commission not to exceed the prevailing rate in the community.  The employee must submit an invoice establishing the commission.  The Company will provide a cash incentive of five percent (5%) of the appraised market value of the employee’s home, to any eligible employee who independently handles the sale of the employee’s home prior to the Company purchasing the home.  If the Company purchases the home then the five percent (5%) incentive will not be awarded.  If the employee sells the home privately, no commission will be paid.  If the home is not sold after the 90-day period, the Company will obtain, at its expense, two appraisals from professional appraisers familiar with the area where the home is located.  The fair market value of the employee’s home will be based on the average of all appraisals.  The Company will offer, in writing, to purchase the home for the established fair market value less one-half the standard real estate agent’s commission in effect in the area where the home is located.  Prior to the Company purchasing the employee’s home, the Company will obtain at its expense, a full home inspection from a local independent professional home warranty inspection service.  If the inspection reveals functional defects (as differentiated from aesthetic defects) the employee shall be responsible for the repairs or cost of repairs up to and not to exceed two percent (2%) of the purchase price.  The Company will assume all closing costs, prepare the deed, and conduct any title search which may be required.  The employee will be responsible for payment of the conveyance fee and seller’s share of real estate taxes and assessments computed on a prorated basis as of the closing date.  This offer will be made within 30 days after the 90-day listing period and will be in effect for a period of two months from the date the offer is tendered.

B.	Finding a New Home

The Company will reimburse the employee for the cost of one appraisal by an independent appraiser on a home purchase at the employee’s new location.  This is to assist the employee in determining the market value of the house.

C.	Withholding Tax Adjustment

Certain relocation expense reimbursements are taxable income to the employee and subject to payroll tax withholding.  The Company will assist the employee in meeting relocation tax obligations by “grossing-up” payments covering taxable items using the supplemental withholding percentages method.  This method computes the amount of “grossing-up” using applicable Federal, State and local tax rates.

EXHIBIT C

CHANGE OF CONTROL AGREEMENT

          Filed as Exhibit 10(o) to Form 10-K for year ended December 31, 2003